Exhibit 99.1

Seanergy Maritime Reports Record Financial Results for the Second Quarter and Six Months Ended June 30, 2022 and Declares Dividend of $0.025 Per Share

Highlights of the Second Quarter of 2022:

◾	Net revenues: $32.8 million in Q2 2022, as compared to $27.8 million in Q2 2021, up 18%
◾	Net Income: $5.9 million in Q2 2022, as compared to $2.0 million in Q2 2021, up 203%
◾	Adjusted Net Income[1]: $7.1million in Q2 2022, as compared to $2.5 million in Q2 2021, up 187%
◾	EBITDA[1]: $16.1 million in Q2 2022, as compared to $10.8 million in Q2 2021, up 50%
◾	Adjusted EBITDA[1]: $17.3 million in Q2 2022, as compared to $11.3 million in Q2 2021, up 53%
◾	Earnings per share (“EPS”) (basic & diluted): $0.03
◾	Adjusted EPS[1] (basic & diluted): $0.04

Highlights of First Six Months of 2022:

◾	Net revenues: $62.5 million in 6M 2022, as compared to $48.2 million in 6M 2021, up 30%
◾	Net Income: $9.6 million in 6M 2022, as compared to $0.6 million in 6M 2021, up 1,401%
◾	Adjusted Net Income[1]: $14.8 million in 6M 2022, as compared to $2.6 million in 6M 2021, up 476%
◾	EBITDA[1]: $28.9 million in 6M 2022, as compared to $17.3 million in 6M 2021, up 67%
◾	Adjusted EBITDA[1]: $34.1 million in 6M 2022, as compared to $19.2 million in 6M 2021, up 77%
◾	Earnings per share (“EPS”) (basic & diluted): $0.06 & $0.05, respectively
◾	Adjusted EPS[1] (basic & diluted): $0.09 & $0.08, respectively

First Half of 2022 and Other Developments:

◾	Spin-off of United Maritime Corporation (“United”) and distribution of United’s common shares to Seanergy’s shareholders
◾	Quarterly dividend of $0.025 per share for Q2 2022, payable on or about October 11, 2022 to all common shareholders of record as of September 25, 2022
◾	Total cash dividends of $0.10 per common share to the Company’s shareholders in 2022 to date plus the distribution of United’s shares
◾	Additional repurchase plan of up to $5.0 million, on top of the $26.7 million buybacks completed in Q4 2021 / Q1 2022
◾	Delivery of the recently acquired Capesize vessel and commencement of period employment
◾	New financing and refinancing transactions totaling $80.3 million with improved pricing and overall loan terms
◾	$28.0 million commitment letter from a prominent European lender for the refinancing of the last balloon remaining for 2022
◾	No remaining loan maturities until Q4 2023

August 4, 2022 - Athens, Greece - Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), announced today its financial results for the second quarter and six months ended June 30, 2022. The Company also declared a quarterly dividend of $0.025 per common share for the second quarter of 2022.

For the quarter ended June 30, 2022, the Company generated Net Revenues of $32.8 million, a 18% increase compared to the second quarter of 2021. Adjusted EBITDA for the quarter was $17.3 million, a 53% increase compared to $11.3 million in the same period of 2021. Net Income and Adjusted Net Income for the quarter were $5.9 million and $7.1 million a 203% and 187% increase respectively, compared to Net Income of $2.0 million and Adjusted Net Income of $2.5 million in the second quarter of 2021. The daily Time Charter Equivalent (“TCE rate”2 ) of the fleet for the second quarter of 2022 was $23,251, marking a 16% increase compared to $20,095 for the same period of 2021.

1 Adjusted EPS, Adjusted Net Income, EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted EPS, Adjusted Net Income, EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.

For the six-month period ended June 30, 2022, Net Revenues were $62.5 million, increased by 30% when compared to $48.2 million in same period of 2021. Adjusted EBITDA for the first six months of 2022 was $34.1 million, a 77% increase compared to $19.2 million in the same period of 2021. The daily TCE of the fleet for the first six months of 2022 was $21,207 compared to $18,327 in the first six months of 2021. The average daily OPEX was $6,510 compared to $5,766 of the respective period of 2021.

Cash, cash-equivalents and restricted cash, as of June 30, 2022, stood at $41.4 million. Shareholders’ equity at the end of the second quarter was $233.7 million. Long-term debt (senior loans, convertible note and other financial liabilities) net of deferred charges stood at $257.6 million, while the book value of our fleet stood at $455.0 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Seanergy reported record financial results for the second quarter and the first half of the year. Based on the sustained profitability of Seanergy, we are declaring a quarterly dividend of $0.025 per share for Q2 2022, which represents approximately 63% of our adjusted net income for the period. Over the last three quarters, we will have distributed approximately $18.0 million or $0.10 per share to our shareholders.

“Concerning our results for the second quarter of 2022, our daily TCE was $23,251, marking an increase of 16% compared to the TCE of the second quarter of 2021. The TCE for the first 6 months of 2022 was $21,207 per day as compared to a daily TCE of approximately $18,327 in the first half of 2021. Most importantly, the TCE of our fleet outperformed the Baltic Capesize Index (“BCI”) average in the first six months of 2022 by 17%. Our guidance for the third quarter is $23,650 per day.

“Adjusted EBITDA for the second quarter and first half of 2022 was $17.3 million and $34.1 million, respectively, marking a 53% and a 77% increase versus the respective periods of 2021. Net income for the quarter was approximately $5.9 million, while that of the first half was $9.6 million.

“We also recently completed the spin-off of United, which commenced trading on the NASDAQ Capital Market on July 6, 2022, under the ticker “USEA”. The distribution of all of United’s common shares to our shareholders represents a significant return of value.

“Lastly, concerning our shareholder rewards plan, following the successful execution of two buyback plans of shares and equity-linked instruments totaling $26.7 million, our Board of Directors authorized an additional share repurchase plan of $5 million. Including the aforementioned dividend payments, a total of $44.7 million of the Company’s cash has been allocated to activities which directly reward our shareholders since the fourth quarter of 2021.

“In the second quarter, we concluded the acquisition of another quality Japanese Capesize vessel, replacing the M/V Gloriuship that was spun out to United. The new acquisition, renamed M/V Honorship, was delivered to us in June and immediately commenced its period employment for approximately 2 years with NYK Line.

“On the financing front, in 2022 to-date, we have successfully concluded new financings and refinancings of $80.3 million while obtaining a commitment letter from a prominent European lender for the last remaining loan maturity in 2022. In addition to the replacement of legacy debt at considerably improved terms, one of our new facilities includes a significant sustainability-linked element.  This is aligned with our intention to incorporate our ESG agenda in every aspect of our corporation.

“Concerning our fleet developments, we have now successfully completed installations of ballast water treatment systems on 100% of our fleet and have upgraded various vessels by installing Energy Saving Devices. In most cases, these projects are accompanied by agreements with our charterers to increase the daily hire rate, reflecting the improved performance of the underlying vessels, as well as to extend the respective time-charter periods. As a result, we believe our fleet is optimally positioned commercially and operationally.

“Looking ahead, considering the favorable demand and vessel-supply fundamentals of our sector, we are optimistic about the prospects of the Capesize market for the coming years.”

2 TCE rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Company Fleet:

Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(18)	Minimum T/C expiration	Maximum T/C expiration(19)
Patriotship	181,709	2010	Imabari	Yes	T/C – fixed rate(1)	-	06/2022	12/2022
Dukeship	181,453	2010	Sasebo	-	T/C Index Linked(2)	Yes	01/2022	06/2023
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C – fixed rate(3)	-	09/2022	01/2023
Hellasship	181,325	2012	Imabari	-	T/C Index Linked(4)	-	12/2023	04/2024
Honorship	180,242	2010	Imabari	-	T/C Index Linked(5)	Yes	02/2024	06/2024
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked(6)	Yes	06/2024	10/2024
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked(7)	Yes	11/2023	11/2023
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked(8)	Yes	10/2022	11/2023
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked(9)	-	05/2023	11/2023
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked(10)	Yes	05/2022	09/2022
Goodship	177,536	2005	Mitsui	-	T/C Index Linked(11)	Yes	08/2022	11/2022
Friendship	176,952	2009	Namura	-	T/C Index Linked(12)	-	12/2023	03/2024
Tradership	176,925	2006	Namura	-	T/C Index Linked(13)	Yes	06/2023	10/2023
Flagship	176,387	2013	Mitsui	-	T/C Index Linked(14)	Yes	05/2026	05/2026
Geniuship	170,057	2010	Sungdong SB	-	T/C Index Linked(15)	Yes	01/2023	05/2023
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked(16)	-	11/2022	05/2023
Squireship	170,018	2010	Sungdong SB	Yes	T/C Index Linked(17)	-	12/2022	06/2023
Total/Average age	3,020,012	12.1

(1)	Chartered by a European cargo operator and delivered to the charterer on June 7, 2021 for a period of about 12 to about 18 months. The daily charter hire is fixed at $31,000.

(2)	Chartered by NYK and delivered to the charterer on December 1, 2021 for a period of about 13 to about 18 months. The daily charter hire is based on the BCI.

(3)	Chartered by a U.S. commodity trading company and delivered to the charterer on September 2, 2021 for a period of about 12 to about 16 months. The daily charter hire is fixed at $31,750.

(4)
Chartered by NYK and delivered to the charterer on May 10, 2021 for an initial period of minimum 11 to maximum 15 months, which was further extended until minimum December 2023 to maximum March 2024. The daily charter hire is based on the BCI.

(5)	Chartered by NYK and delivered to the charterer on June 30, 2022 for a period of about 20 to about 24 months. The daily charter hire is based on the BCI.

(6)
Chartered by Anglo American, a leading global mining company, and delivered to the charterer on June 18, 2021 for an initial period of minimum 12 to about 15 months, which was further extended for a period of minimum 20 to about 24 months starting as of October 2022. The daily charter hire is based on the BCI.

(7)
Chartered by Cargill and delivered to the charterer on November 7, 2018 for a period of employment of 60 months, with an additional period of about 16 to about 18 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $1,740.

(8)
Chartered by a major European utility and energy company and delivered to the charterer on September 11, 2019 for an initial period of minimum 33 to maximum 37, ending in October 2022. Pursuant to a charterer’s option the time-charter (“T/C”) was extended for a further 11 to 13 months. According to the terms of the agreement, the charterer has an additional 11 to 13 months optional period. The daily charter hire is based on the BCI.

(9)
Chartered by Glencore and delivered to the charterer on May 15, 2020 for a period of about 36 to about 42 months with two optional periods of 11 to 13 months. The daily charter hire is based on the BCI.

(10)
Chartered by a major European utility and energy company and delivered on August 4, 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The daily charter hire is based on the BCI.

(11)	Chartered by an international commodities trader and delivered to the charterer on November 12, 2021 for a period of about 9 to about 12 months. The daily charter hire is based on the BCI.

(12)
Chartered by NYK and delivered to the charterer on July 29, 2021 for an initial period of minimum 17 to maximum 24 months, which was extended until minimum December 2023 to maximum March 2024. The daily charter hire is based on the BCI.

(13)	Chartered by a major European operator and delivered to the charterer on July 26, 2022 for a period of about 11 to about 15 months. The daily charter hire is based on the BCI.

(14)	Chartered by Cargill. The vessel was delivered to the charterer on May 10, 2021 for a period of 60 months. The daily charter hire is based at a premium over the BCI minus $1,325 per day.

(15)	Chartered by NYK and delivered to the charterer on February 6, 2022 for a period of about 11 to about 15. The daily charter hire is based on the BCI.

(16)
Chartered by Glencore and delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

(17)
Chartered by Glencore and delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

(18)	The Company has the option to convert the index-linked rate to a fixed one for a period ranging between 2 and 12 months, based on the prevailing Capesize FFA Rate for the selected period.

(19)	The latest redelivery date does not include any additional optional period.

Fleet Data:

(U.S. Dollars in thousands)
	Q2 2022	Q2 2021	6M 2022	6M 2021
Ownership days (1)	1,551	1,164	3,081	2,155
Operating days (2)	1,341	1,122	2,823	2,055
Fleet utilization (3)	86.5%	96.4%	91.6%	95.4%
TCE rate (4)	$23,251	$20,095	$21,207	$18,327
Daily Vessel Operating Expenses (5)	$6,575	$5,908	$6,510	$5,766

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q2 2022	Q2 2021	6M 2022	6M 2021
Net revenues from vessels	32,847	27,832	62,513	48,230
Less: Voyage expenses	1,667	5,285	2,646	10,567
Time charter equivalent revenues	31,180	22,547	59,867	37,663
Operating days	1,341	1,122	2,823	2,055
TCE rate	$23,251	$20,095	$21,207	$18,327

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q2 2022	Q2 2021	6M 2022	6M 2021
Vessel operating expenses	10,529	8,879	20,441	14,428
Less: Pre-delivery expenses	331	2,002	384	2,002
Vessel operating expenses before pre-delivery expenses	10,198	6,877	20,057	12,426
Ownership days	1,551	1,164	3,081	2,155
Daily Vessel Operating Expenses	$6,575	$5,908	$6,510	$5,766

Net Income to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)
	Q2 2022	Q2 2021	6M 2022	6M 2021
Net income	5,935	1,961	9,606	640
Add: Net interest and finance cost	3,163	4,277	6,013	8,307
Add: Depreciation and amortization	7,034	4,520	13,299	8,337
Add: Taxes	(28)	-	(28)	-
EBITDA	16,104	10,758	28,890	17,284
Add: Stock based compensation	1,163	528	3,842	1,931
Add: Loss on extinguishment of debt	6	-	1,285	-
Less: Loss on forward freight agreements, net	36	-	72	-
Adjusted EBITDA	17,309	11,286	34,089	19,215

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, and loss on extinguishment of debt, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Adjusted Net income Reconciliation and calculation of Adjusted Net Income Per Share

(In thousands of U.S. Dollars)

	Q2 2022	Q2 2021	6M 2022	6M 2021
Net income	5,935	1,961	9,606	640
Add: Stock based compensation	1,163	528	3,842	1,931
Add: Loss on extinguishment of debt	6	-	1,285	-
Less: Loss on forward freight agreements, net	36	-	72	-
Adjusted net income	7,140	2,489	14,805	2,571
Adjusted net income per common share, basic	0.04	0.02	0.09	0.02
Adjusted net income per common share, diluted	0.04	0.02	0.08	0.02
Weighted average number of common shares outstanding, basic	172,559,248	160,171,874	172,437,211	137,590,311
Weighted average number of common shares outstanding, diluted	177,368,289	165,864,695	178,074,877	143,292,880

To derive Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share from Net Income/(Loss), we exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q2 2022	Q2 2021	6M 2022	6M 2021
Interest and finance costs, net	(3,163)	(4,277)	(6,013)	(8,307)
Add: Amortization of deferred finance charges and other discounts	617	1,068	1,275	1,876
Add: Amortization of convertible note beneficial conversion feature	-	680	-	1,238
Cash interest and finance costs	(2,546)	(2,529)	(4,738)	(5,193)

Third Quarter 2022 TCE Guidance:

As of the date hereof, approximately 62% of the Company fleet’s expected operating days in the third quarter of 2022 have been fixed at an estimated TCE of approximately $26,600.  Assuming that for the remaining operating days of our index-linked T/Cs, the respective vessels’ TCE will be equal to the average Forward Freight Agreement (“FFA”) rate of $19,865 per day (based on the FFA curve of August 1, 2022), our estimated TCE for the third quarter of 2022 will be approximately $23,6503. Our TCE guidance for the third quarter of 2022 includes certain conversions (three vessels) of index-linked charters to fixed, which were concluded in previous quarters as part of our freight hedging strategy. The following table provides the break-down:

3 This guidance is based on certain assumptions and there can be no assurance that these TCE estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE realized will vary with the underlying index, and for the purposes of this guidance, the TCE assumed for the remaining operating days of the quarter for an index-linked T/C is equal to the average FFA rate of $19,865.  Spot estimates are provided using the load-to-discharge method of accounting. Over the duration of the voyage (discharge-to-discharge) there is no difference in the total revenues and costs to be recognized. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

	Operating Days	TCE
TCE - fixed rate (index-linked conversion)	281	$33,839
TCE - fixed rate	183	$29,992
TCE – index-linked unhedged	1,102	$19,998
Total / Average	1,566	$23,650

Second Quarter and Recent Developments:

Dividend Distribution and Declaration of Q2 Dividend

On July 14, 2022, the Company paid the previously-announced quarterly dividend of $0.025 per share, for the first quarter of 2022. Committed to its dividend strategy, the Company also declared a cash dividend of $0.025 per share for the second quarter of 2022 payable on or about October 11, 2022 to the shareholders of record as of September 25, 2022.

Additional Share Buyback Plan

In June 2022, the Board of Directors of the Company authorized an additional share repurchase plan, under which the Company may repurchase up to $5.0 million of its outstanding common shares, convertible note or warrants. Since the fourth quarter of 2021 to date, the Company has repurchased $26.7 million of outstanding common shares, convertible notes and warrants reducing its financial leverage and preventing a potential dilution.

Vessel acquisitions and commercial updates

M/V Honorship
In June 2022, the Company took delivery of the 180,242 dwt Capesize bulk carrier, built in 2010 in Japan, which was renamed M/V Honorship. The M/V Honorship was fixed on a time charter with NYK Line, a leading Japanese shipping company and existing charterer of the Company. The T/C commenced on June 30, 2022 and will have a term of about 20 to about 24 months. The gross daily rate of the T/C is based at a premium over the BCI.

M/V Partnership
Following the completion of her recent drydock, the charterer agreed to exercise the optional period extending the T/C until October 2022 at a higher rate based at a premium over the BCI and at an increased scrubber profit sharing scheme. In addition, the T/C provides for one more optional extension period of 11-13 months at charterer’s option.

Financing Updates

During the first half of 2022, the Company has successfully concluded new financings and refinancings of $80.3 million, out of which $59.0 million were concluded in the second quarter of 2022. Furthermore, the Company has received a commitment letter for a loan facility of up to $28.0 million, which will be concluded within Q3 2022.

Piraeus Bank S.A
On June 22, 2022, the Company entered into an up to $38.0 million sustainability-linked loan facility to (i) refinance the existing facility of $14.9 million secured by the M/V Worldship and (ii) partially fund the acquisition cost of the M/V Honorship. The facility has a term of five years while the interest rate is 3.0% plus LIBOR per annum and can be further reduced based on certain emission reduction thresholds.

Alpha Bank S.A.
On June 21, 2022, the Company entered into a credit facility for an amount of up to $21.0 million secured by the M/V Dukeship. The facility has a term of four years and the interest rate is 2.95% plus SOFR per annum.

Danish Ship Finance Commitment Letter
In July 2022, the Company obtained a commitment letter from Danish Ship Finance A/S for a loan facility of up to $28.0 million, in order to refinance an existing facility of $24.8 million secured by the M/Vs Premiership & Fellowship. The interest rate will be 2.5% plus SOFR per annum and the term of the loan will be five years. The facility will be repaid through six quarterly instalments of $1.6 million followed by 14 quarterly instalments of $1.04 million and a balloon of $4.1 million payable together with the last instalment. The existing facility that is intended to be refinanced includes a balloon payment of $23.6 million to be paid during the fourth quarter of 2022. The transaction is subject to completion of definitive documentation.

Spin-Off and distribution of United’s shares

In July 2022, the Company completed the spin-off of its wholly-owned subsidiary, United Maritime Corporation which commenced trading on the Nasdaq Capital Market on July 6, 2022 under the symbol “USEA”. The Company’s shareholders on record as of June 28, 2022, received one United common share for every 118 Seanergy common shares. Following the spin-off, the M/V Gloriuship was substituted by the younger M/V Honorship, positively affecting the Company’s average fleet and overall operating margin.

Nasdaq Notice

The Company received written notification from The Nasdaq Stock Market (“Nasdaq”) dated August 1, 2022, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from June 16, 2022, to July 29, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until January 30, 2023. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period.

Conference Call:

The Company’s management will host a conference call to discuss financial results today, Thursday, August 4, 2022 at 10:00 a.m. Eastern Time.

Slides and Audio Webcast:

There will be a live, and then archived, webcast of the conference call and accompanying slides available through the Company’s website. To listen to the archived audio file, visit our website, following Webcast & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	June 30, 2022	December 31, 2021*
ASSETS
Cash and cash equivalents, restricted cash and term deposits	41,357	47,126
Vessels, net	455,020	426,062
Other assets	22,546	14,023
TOTAL ASSETS	518,923	487,211

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt and other financial liabilities	247,373	215,174
Convertible notes	10,245	7,573
Other liabilities	27,636	19,988
Stockholders’ equity[1]	233,669	244,476
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	518,923	487,211

* Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Vessel revenue, net	32,847	27,832	62,513	48,230
Expenses:
Voyage expenses	(1,667)	(5,285)	(2,646)	(10,567)
Vessel operating expenses	(10,529)	(8,879)	(20,441)	(14,428)
Management fees	(377)	(348)	(753)	(629)
General and administrative expenses	(4,205)	(2,566)	(8,520)	(5,296)
Depreciation and amortization	(7,034)	(4,520)	(13,299)	(8,337)
Loss on forward freight agreements, net	(36)	-	(72)	-
Operating income	8,999	6,234	16,782	8,973
Other income / (expenses):
Interest and finance costs, net[1]	(3,163)	(4,277)	(6,013)	(8,307)
Loss on extinguishment of debt	(6)	-	(1,285)	-
Other, net	105	4	122	(26)
Total other expenses, net:	(3,064)	(4,273)	(7,176)	(8,333)
Net income	5,935	1,961	9,606	640

Net income per common share, basic	0.03	0.01	0.06	0.01
Net income per common share, diluted	0.03	0.01	0.05	0.01
Weighted average number of common shares outstanding, basic	172,559,248	160,171,874	172,437,211	137,590,311
Weighted average number of common shares outstanding, diluted	177,368,289	165,864,695	178,074,877	143,292,880

1 On January 1, 2022, we adopted ASU 2020-06, eliminating the beneficial conversion feature model in ASC 470-20. The adoption of ASU 2020-06 resulted in an increase of the Convertible notes, a reduction of the Accumulated deficit and a reduction of Additional paid-in capital.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Six months ended June 30,
	2022	2021
Net cash provided by operating activities	18,939	15,037

Vessels acquisitions and improvements	(37,246)	(117,058)
Term deposits	1,500	(1,000)
Other fixed assets, net	(69)	-
Net cash used in investing activities	(35,815)	(118,058)

Proceeds from long-term debt and other financial liabilities	80,300	104,350
Repayments of long-term debt and other financial liabilities	(47,910)	(66,722)
Repayments of convertible notes	(10,000)	-
Payments of financing and stock issuance costs	(937)	(1,096)
Dividend paid	(8,916)	-
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	70	98,232
Net cash provided by financing activities	12,607	134,764

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest	4,798	5,160

Noncash investing activities
Vessels acquisitions and improvements	3,518	(884)

Noncash financing activities
Dividends declared but not paid	4,460	-
Units issued for repayment of subordinated long term-debt	-	3,000
Repayment of subordinated long term-debt by issuance of units	-	(3,000)

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 17 Capesize vessels with an average age of approximately 12.1 years and an aggregate cargo carrying capacity of approximately 3,020,012 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com